

April 18, 2013

<u>Via E-mail</u>
Mr. James M. Cassidy
President and Director
Harrogate Acquisition Corporation
215 Apolena Avenue
Newport Beach, CA 92662

      Re: **Harrogate Acquisition Corporation**
                Registration Statement on Form 10
                Filed October 10, 2012
                File No. 0-54827

Dear Mr. Cassidy:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Very truly yours,

                            /s/ Era Anagnosti

                            for Pamela A. Long
                            Assistant Director